Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEG Partners Long/Short Equity Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$38,326,065.00	0.0001531	$5,867.72

Total Transaction Valuation:		$38,326,065.00
Total Fees Due for Filing:				$5,867.72
Total Fees Previously Paid:				5,867.72
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 1,502,469 Shares outstanding (approximately 25.00% of the net assets of the Fund as of June 30, 2025). The fee of $5,867.72 was paid in connection with the filing of the Schedule TO-I by SEG Partners Long/Short Equity Fund on July 1, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.